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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   AVAYA INC.
                           (Name of Subject Company)

                          AVAYA INC. (OFFEROR/ISSUER)
                WARBURG, PINCUS EQUITY PARTNERS, L.P. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II, C.V. (OFFEROR)
        WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V. (OFFEROR)
                      (Name of Person(s) Filing Statement)

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                       (Title of Class(es) of Securities)

                              CUSIP NO. 053499AA7
                   (CUSIP Number of Class(es) of Securities)

                             PAMELA F. CRAVEN, ESQ.
                                   AVAYA INC.
                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908 953-6000)

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

      AKIKO MIKUMO, ESQ.               DAVID M. SILK, ESQ.          MICHAEL J. SCHIAVONE, ESQ.
    MALCOLM E. LANDAU, ESQ.      WACHTELL, LIPTON, ROSEN & KATZ         SHEARMAN & STERLING
  WEIL, GOTSHAL & MANGES LLP           51 WEST 52ND STREET             599 LEXINGTON AVENUE
       767 FIFTH AVENUE             NEW YORK, NEW YORK 10019         NEW YORK, NEW YORK 10022
 NEW YORK, NEW YORK 10153-0119           (212) 403-1000                   (212) 848-4000
        (212) 310-8000

                            ------------------------

                           CALCULATION OF FILING FEE

Transaction Valuation:  $240,272,153 (1)         Amount of Filing Fee:  $38,335

------------------------

(1) For the purpose of calculating the filing fee only, this amount is based on the product of (i) $363.75, the average of the bid and ask prices of LYONs per $1,000 principal amount of maturity on December 20, 2002 and (ii) the quotient of (x) $660,542,000, the aggregate principal amount at maturity of LYONs which are sought for exchange, divided by (y) $1,000, or $240,272,153. The transaction value equals the product of (A) $240,272,153 and (B) .0002, or, $48,055 which is offset by $9,720 pursuant to Rule-11(a)(2).

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $38,335                Filing Party: AVAYA INC.
           Form or Registration No.: TO-I                 Date Filed: December 23, 2002

/ /        Check the box if the filing relates solely to preliminary
           communications made before the commencement of a tender
           offer.
           Check the appropriate boxes below to designate any
           transactions to which the statement relates:
/X/        third-party tender offer subject to Rule 14d-1.
/X/        issuer tender offer subject to Rule 13e-4.
/ /        going-private transaction subject to Rule 13e3.
/ /        amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    On December 23, 2002, Avaya Inc. ("Avaya"), and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Pincus Funds" and, together with Avaya, the "Offerors") commenced an exchange offer (the "Exchange Offer") for up to $660,542,000 aggregate principal amount at maturity of Avaya's outstanding Liquid Yield Option-TM- Notes due 2021 (the "LYONs"), representing approximately 70% of the outstanding LYONs.

    This Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, "Schedule TO") relates to the Exchange Offer. The Exchange Offer is being made pursuant to an Offer to Exchange/Prospectus dated December 23, 2002 and amended on January 13, 2003 (as amended and supplemented from time to time, the "Offer to Exchange/Prospectus").

ITEM 1.  SUMMARY TERM SHEET.

    The information required is disclosed under the caption "Summary--The Exchange Offer" in the Offer to Exchange/Prospectus, which document constitutes a prospectus meeting the requirements of Securities Act Rule 421(d).

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the company that is the subject of this Schedule TO and the related Offer to Exchange/Prospectus is Avaya Inc. The address of the principal executive offices of Avaya is 211 Mount Airy Road, Basking Ridge, New Jersey 07920, and the telephone number of Avaya is (908) 953-6000.

    (b) The Exchange Offer is being made for Avaya's Liquid Yield Option-TM-Notes due 2021, which are convertible into shares of Avaya's common stock, par value $0.01 per share. As of December 23, 2002, there was $943,632,000 aggregate principal amount at maturity of LYONs outstanding.

    (c) The principal market on which Avaya's LYONs are traded and the last reported price for the LYONs for each quarter during the past two years are set forth in the section entitled "Price Range of Common Stock and LYONs" in the Offer to Exchange/Prospectus, which section is incorporated by reference in this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

    (a) This Schedule TO is being filed by the subject company, Avaya. The business address of Avaya is 211 Mount Airy Road, Basking Ridge, New Jersey 07920 and the business telephone number of Avaya is (908) 953-6000. Avaya's directors and executive officers and their positions and offices as of January 10, 2003, are set forth in the following table:

NAME                                                 POSITION
----                             -------------------------------------------------
Donald K. Peterson.............  Chairman and Chief Executive Officer
Garry K. McGuire...............  Chief Financial Officer and
                                 Senior Vice President, Operations
Charles D. Peiffer.............  Vice President and Controller
Joseph P. Landy................  Director
Mark Leslie....................  Director
Philip Odeen...................  Director
Daniel C. Stanzione............  Director
Paula Stern....................  Director
Ronald Zarrella................  Director

    The address of each director and executive officer is c/o Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920.

    This Schedule TO is also being filed on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. The business address of each of the Warburg Pincus Funds is 466 Lexington Avenue, New York, New York 10017, and the business telephone number of each of the Warburg Pincus Funds is (212) 878-0600.

    The sole general partner of each of the Warburg Pincus Funds is Warburg Pincus & Co. ("WP"), and each of the Warburg Pincus Funds is managed by Warburg Pincus LLC ("WP LLC"). The business address of each of WP and WP LLC is 466 Lexington Avenue, New York, New York 10017, and the business telephone number of each of WP and WP LLC is (212) 878-0600.

    (b) Warburg, Pincus Equity Partners, L.P., is a limited partnership organized under the laws of the State of Delaware. Each of Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. is a limited partnership organized under the laws of the Netherlands. The principal business of each of the Warburg Pincus Funds is that of a partnership engaged in making private equity and related investments.

    WP is a general partnership organized under the laws of the State of New York. The principal business of WP is acting as general partner of the Warburg Pincus Funds and other related private equity investment funds.

    WP LLC is a limited liability company organized under the laws of the State of New York. The principal business of WP LLC is managing each of the Warburg Pincus Funds and other related private equity investment funds.

    None of the Warburg Pincus Funds, WP or WP LLC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of the Warburg Pincus Funds, WP or WP LLC has, during the last five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    (c) (1) Set forth on Schedule A is the name, position and present principal occupation of each of the general partners of WP and members of WP LLC. Except as otherwise indicated on Schedule A, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

    (2) See Item 3(c)(1) above.

    (3) To the best knowledge of the Warburg Pincus Funds, none of the persons listed under Item 3(c)(1) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (4) To the best knowledge of the Warburg Pincus Funds, none of the persons listed under Item 3(c)(1) has, during the last five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) For information regarding the material terms of the Exchange Offer, see the sections of the Offer to Exchange/Prospectus entitled "Questions and Answers About the Exchange Offer,"

"Summary," and "The Exchange Offer," which sections are incorporated by reference in this Schedule TO.

    (b) None of the Offerors will be purchasing any of the LYONs from any officer, director or affiliate of Avaya in the Exchange Offer. Following the Exchange Offer, the Warburg Pincus Funds and Avaya have agreed that the Warburg Pincus Funds will convert the LYONs they acquire in the Exchange Offer into shares of Avaya common stock pursuant to the terms of the indenture governing the LYONs as described under the section entitled "Questions and Answers About the Exchange Offer--Will the Warburg Pincus Funds Receive any Cash Proceeds or Compensation from the Exchange Offer?" and "Summary--Backstop Agreement between Avaya and the Warburg Pincus Funds" in the Offer to Exchange/Prospectus, which sections are incorporated by reference in this Schedule TO.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in (1) the Offer to Exchange/Prospectus under the captions "Summary--Relationship Between the Warburg Pincus Funds and Avaya," "Summary--Backstop Agreement Between Avaya and the Warburg Pincus Funds" and "Relationship Between Avaya and the Warburg Pincus Funds" is hereby incorporated by reference and (2) Item 6 of the Statement on Schedule 13D filed by the Warburg Pincus Funds, WP and WP LLC on October 12, 2000, as amended March 12, 2002, March 21, 2002 and December 24, 2002 (the "Schedule 13D") is incorporated herein by reference.

    (b) The information set forth in (1) the Offer to Exchange/Prospectus under the caption "Relationship Between Avaya and the Warburg Pincus Funds--Background of the Exchange Offer" is incorporated herein by reference and (2) the information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

    (e) For information regarding agreements, arrangements or understandings between Avaya, the Warburg Pincus Funds, and any other person with respect to the securities of Avaya, see the section of the Offer to Exchange/Prospectus entitled "Relationship Between Avaya and the Warburg Pincus Funds," which section is incorporated by reference in this Schedule TO.

ITEM 6.  PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

    (a) For information regarding the purpose of the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "The Offerors' Reasons for Making the Exchange Offer," which section is incorporated by reference in this Schedule TO.

    Additionally, the information set forth in Item 4 of Schedule 13D is incorporated herein by reference.

    (b) For information regarding the disposition of the LYONS to be acquired in the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "Use of Proceeds," which section is incorporated by reference in this Schedule TO.

    (c) For information regarding changes in the capitalization of Avaya, see the section of the Offer to Exchange/Prospectus entitled "Capitalization," and for information regarding changes in the board of directors of Avaya, see the section of the Offer to Exchange/Prospectus entitled "Relationship Between Avaya and the Warburg Pincus Funds," which sections are incorporated by reference in this Schedule TO.

    Additionally, the information set forth in Item 4 of Schedule 13D is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) For information regarding the source of funds for the Exchange Offer, see the sections of the Offer to Exchange/Prospectus entitled "Summary--The Exchange Offer," and "Questions and Answers About the Exchange Offer--What Is the Source of the Cash to be Paid and the Shares to be Issued in the Exchange Offer?," which sections are incorporated by reference in this Schedule TO.

    (b) Not applicable.

    (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) None of the directors or executive officers of Avaya beneficially own any LYONs.

    Additionally, the information set forth in Item 5 of the Schedule 13D is incorporated herein by reference.

    (b) The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) For information regarding persons employed, retained or compensated in connection with the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "Fees and Expenses," which section is incorporated by reference in this Schedule TO.

    (b) For information regarding officers and employees of Avaya who may be involved in making solicitations in connection with the exchange offer, see the section of the Offer to Exchange/Prospectus entitled "The Exchange Offer-Solicitation," which section is incorporated by reference in this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

    (a) The financial statements contained in Avaya's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, and the section of the Offer to Exchange/Prospectus entitled "Summary Historical Financial Information," are incorporated by reference in this Schedule TO.

    (b) The sections entitled "Capitalization" and "Pro Forma Financial Information" in the Offer to Exchange/Prospectus are incorporated by reference in this Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

    See the section of the Offer to Exchange/Prospectus entitled "The Exchange Offer--Required Approvals," and "The Exchange Offer--Conditions to the Exchange Offer," which sections are incorporated by reference in this Schedule TO.

ITEM 12.  EXHIBITS.

Exhibit (a)(1)(A)                      Offer to Exchange/Prospectus, dated December 23,
                                       2002 (incorporated by reference to Avaya's
                                       Registration Statement on Form S-4 filed with the
                                       Securities and Exchange Commission on December 23,
                                       2000 (the "Exchange Offer Registration Statement")).

Exhibit (a)(1)(B)                      Letter of Transmittal relating to the Exchange Offer
                                       (incorporated by reference to Exhibit 99.1 of the
                                       Exchange Offer Registration Statement).

Exhibit (a)(1)(C)                      Form of Notice of Guaranteed Delivery (incorporated
                                       by reference to Exhibit 99.2 of the Exchange Offer
                                       Registration Statement).

Exhibit (a)(1)(D)                      Form of Letter to Brokers (incorporated by reference
                                       to Exhibit 99.3 of the Exchange Offer Registration
                                       Statement).

Exhibit (a)(1)(E)                      Form of Letter to Clients (incorporated by reference
                                       to Exhibit 99.4 of the Exchange Offer Registration
                                       Statement).

Exhibit (a)(1)(F)                      Text of Press Release issued by Avaya Inc. dated
                                       December 23, 2002 (incorporated by reference to
                                       Exhibit 99.5 of the Exchange Offer Registration
                                       Statement).

Exhibit (a)(1)(G)                      Text of Press Release issued by Avaya Inc. dated
                                       January 13, 2003 (incorporated by reference to
                                       Exhibit 99.6 of the Exchange Offer Registration
                                       Statement).

Exhibit (d)(1)                         Backstop Agreement, dated December 23, 2002, among
                                       Avaya Inc., Warburg, Pincus Equity Partners, L.P.,
                                       Warburg, Pincus Netherlands Equity Partners I, C.V.,
                                       Warburg, Pincus Netherlands Equity Partners II, C.V.
                                       and Warburg, Pincus Netherlands Equity
                                       Partners III, C.V. (incorporated by reference to
                                       Exhibit 10.33 of the Exchange Offer Registration
                                       Statement).

Exhibit (d)(2)                         Conversion and Exercise Agreement by and among the
                                       Company and the Warburg Pincus Entities, dated as of
                                       March 10, 2002 (incorporated by reference to
                                       Exhibit 10.28 of the Exchange Offer Registration
                                       Statement).

Exhibit (d)(3)                         Stock Purchase Agreement by and among the Company
                                       and the Warburg Pincus Entities, dated as of
                                       March 10, 2002 (incorporated by reference to
                                       Exhibit 10.27 of the Exchange Offer Registration
                                       Statement).

Exhibit (d)(4)                         Amendment No. 1 to the Backstop Agreement, dated
                                       January 13, 2003, by and among Avaya Inc., Warburg,
                                       Pincus Equity Partners, L.P., Warburg, Pincus
                                       Netherlands Equity Partners I, C.V., Warburg, Pincus
                                       Netherlands Equity Partners II, C.V. and Warburg,
                                       Pincus Netherlands Equity Partners III, C.V.
                                       (incorporated by reference to Exhibit 10.34 of the
                                       Exchange Offer Registration Statement).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated: January 13, 2003

                                               AVAYA INC.

                                               By:  /s/ GARRY K. MCGUIRE
                                                    ------------------------------------------------
                                                    Name: Garry K. McGuire
                                                    Title:  Chief Financial Officer and Senior
                                                          Vice President, Operations

                                               WARBURG, PINCUS EQUITY
                                               PARTNERS, L.P.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS I, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS II, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS III, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                               INDEX TO EXHIBITS

           EXHIBITS
-------------------------------
Exhibit (a)(1)(A)                Offer to Exchange/Prospectus, dated December 23, 2002
                                 (incorporated by reference to Avaya's Registration Statement on Form S-4 filed with the Securities and Exchange
                                 Commission on December 23, 2000 (the "Exchange Offer
                                 Registration Statement")).

Exhibit (a)(1)(B)                Letter of Transmittal relating to the Exchange Offer
                                 (incorporated by reference to Exhibit 99.1 of the Exchange
                                 Offer Registration Statement).

Exhibit (a)(1)(C)                Form of Notice of Guaranteed Delivery (incorporated by
                                 reference to Exhibit 99.2 of the Exchange Offer Registration
                                 Statement).

Exhibit (a)(1)(D)                Form of Letter to Brokers (incorporated by reference to
                                 Exhibit 99.3 of the Exchange Offer Registration Statement).

Exhibit (a)(1)(E)                Form of Letter to Clients (incorporated by reference to
                                 Exhibit 99.4 of the Exchange Offer Registration Statement).

Exhibit (a)(1)(F)                Text of Press Release issued by Avaya Inc. dated
                                 December 23, 2002 (incorporated by reference to
                                 Exhibit 99.5 of the Exchange Offer Registration Statement).

Exhibit (a)(1)(G)                Text of Press Release issued by Avaya Inc. dated
                                 January 13, 2003 (incorporated by reference to Exhibit 99.6 of the Exchange Offer Registration Statement).

Exhibit (d)(1)                   Backstop Agreement, dated December 23, 2002, among Avaya
                                 Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus
                                 Netherlands Equity Partners I, C.V., Warburg, Pincus
                                 Netherlands Equity Partners II, C.V. and Warburg, Pincus
                                 Netherlands Equity Partners III, C.V. (incorporated by
                                 reference to Exhibit 10.33 of the Exchange Offer
                                 Registration Statement).

Exhibit (d)(2)                   Conversion and Exercise Agreement by and among the Company and the Warburg Pincus Entities, dated as of March 10, 2002
                                 (incorporated by reference to Exhibit 10.28 of the Exchange
                                 Offer Registration Statement).

Exhibit (d)(3)                   Stock Purchase Agreement by and among the Company and the
                                 Warburg Pincus Entities, dated as of March 10, 2002
                                 (incorporated by reference to Exhibit 10.27 of the Exchange
                                 Offer Registration Statement).

Exhibit (d)(4)                   Amendment No. 1 to the Backstop Agreement, dated January 13,
                                 2003, by and among Avaya Inc., Warburg, Pincus Equity
                                 Partners, L.P., Warburg, Pincus Netherlands Equity Partners
                                 I, C.V., Warburg, Pincus Netherlands Equity Partners II,
                                 C.V. and Warburg, Pincus Netherlands Equity Partners III,
                                 C.V. (incorporated by reference to Exhibit 10.34 of the
                                 Exchange Offer Registration Statement).

                                   SCHEDULE A

                             GENERAL PARTNERS OF WP

                                           PRESENT PRINCIPAL OCCUPATION IN ADDITION
NAME                                                 TO POSITION WITH WP
----                             ------------------------------------------------------------
Joel Ackerman                    Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare                 Partner of WP; Member and Managing Director of WP LLC
Gregory Back                     Partner of WP; Member and Managing Director of WP LLC
David Barr                       Partner of WP; Member and Managing Director of WP LLC
Larry Bettino                    Partner of WP; Member and Managing Director of WP LLC
Harold Brown                     Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney                   Partner of WP; Member and Managing Director of WP LLC
C. Samantha Chen                 Partner of WP; Member and Managing Director of WP LLC
Mark Colodny                     Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt                  Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter                 Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis                    Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross              Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett               Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris                Partner of WP; Member and Managing Director of WP LLC
Stewart Hen                      Partner of WP; Member and Managing Director of WP LLC
William H. Janeway               Partner of WP; Member and Vice Chairman of WP LLC
Julie A. Johnson                 Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan                   Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye                  Managing General Partner of WP; Managing Member and
                                   Co-President of WP LLC
Henry Kressel                    Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy                  Managing General Partner of WP; Managing Member and
                                   Co-President of WP LLC
Sidney Lapidus                   Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee                      Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff                 Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz              Partner of WP; Member and Managing Director of WP LLC
Nancy Martin                     Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III           Partner of WP; Member and Managing Director of WP LLC
James Neary                      Partner of WP; Member and Managing Director of WP LLC
Howard H. Newman                 Partner of WP; Member and Vice Chairman of WP LLC
Dalip Pathak                     Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus                 Partner of WP; Member and Chairman of WP LLC
Stan Raatz                       Partner of WP; Member and Managing Director of WP LLC
John D. Santoleri                Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht                 Partner of WP; Member and Managing Director of WP LLC (on
                                   leave of absence since October 2000)
Steven G. Schneider              Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse                     Partner of WP; Member and Managing Director of WP LLC
Barry Taylor                     Partner of WP; Member and Managing Director of WP LLC
Wayne W. Tsou                    Partner of WP; Member and Managing Director of WP LLC

                                           PRESENT PRINCIPAL OCCUPATION IN ADDITION
NAME                                                 TO POSITION WITH WP
----                             ------------------------------------------------------------
John L. Vogelstein               Partner of WP; Member and Vice Chairman of WP LLC
John R. Vrolyk                   Partner of WP; Member and Managing Director of WP LLC
Elizabeth H. Weatherman          Partner of WP; Member and Managing Director of WP LLC
David C. Wenstrup                Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman                Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
NL & Co.**

------------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

**  New York limited partnership; primary activity is ownership interest in WP.

                               MEMBERS OF WP LLC

                                           PRESENT PRINCIPAL OCCUPATION IN ADDITION
NAME                                               TO POSITION WITH WP LLC
----                             ------------------------------------------------------------
Joel Ackerman                    Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare                 Member and Managing Director of WP LLC; Partner of WP
Gregory Back                     Member and Managing Director of WP LLC; Partner of WP
David Barr                       Member and Managing Director of WP LLC; Partner of WP
Larry Bettino                    Member and Managing Director of WP LLC, Partner of WP
Frank M. Brochin (1)             Member and Managing Director of WP LLC
Harold Brown                     Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney                   Member and Managing Director of WP LLC; Partner of WP
C. Samantha Chen                 Member and Managing Director of WP LLC; Partner of WP
Mark Colodny                     Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt                  Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter                 Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis                    Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa (2)             Member and Managing Director of WP LLC
Stewart K. P. Gross              Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett               Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris                Member and Managing Director of WP LLC; Partner of WP
Stewart Hen                      Member and Managing Director of WP LLC; Partner of WP
Sung-Jin Hwang (3)               Member and Managing Director of WP LLC
William H. Janeway               Member and Vice Chairman of WP LLC; Partner of WP
Julie A. Johnson                 Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan                   Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye                  Managing Member and Co-President of WP LLC; Managing General
                                   Partner of WP
Rajesh Khanna (4)                Member and Managing Director of WP LLC
Henry Kressel                    Member and Managing Director of WP LLC; Partner of WP
Rajiv B. Lall (4)                Member and Managing Director of WP LLC
Joseph P. Landy                  Managing Member and Co-President of WP LLC; Managing General
                                   Partner of WP
Sidney Lapidus                   Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee                      Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff                 Member and Managing Director of WP LLC; Partner of WP

                                           PRESENT PRINCIPAL OCCUPATION IN ADDITION
NAME                                               TO POSITION WITH WP LLC
----                             ------------------------------------------------------------
Reuben S. Leibowitz              Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock (5)          Member and Managing Director of WP LLC
John W. MacIntosh (6)            Member and Managing Director of WP LLC
Nancy Martin                     Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III           Member and Managing Director of WP LLC; Partner of WP
James Neary                      Member and Managing Director of WP LLC; Partner of WP
Howard H. Newman                 Member and Vice Chairman of WP LLC; Partner of WP
Dalip Pathak                     Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus                 Member and Chairman of WP LLC; Partner of WP
Pulak Chandan Prasad (4)         Member and Managing Director of WP LLC
Stan Raatz                       Member and Managing Director of WP LLC; Partner of WP
John D. Santoleri                Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht                 Member and Managing Director of WP LLC; Partner of WP (on
                                   leave of absence since October 2000)
Steven G. Schneider              Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (6)             Member and Managing Director of WP LLC
Melchior Stahl (7)               Member and Managing Director of WP LLC
Mimi Strouse                     Member and Managing Director of WP LLC
Chang Q. Sun (8)                 Member and Managing Director of WP LLC
Barry Taylor                     Member and Managing Director of WP LLC, Partner of WP
Wayne W. Tsou                    Member and Managing Director of WP LLC, Partner of WP
John L. Vogelstein               Member and Vice Chairman of WP LLC; Partner of WP
John R. Vrolyk                   Member and Managing Director of WP LLC; Partner of WP
Elizabeth H. Weatherman          Member and Managing Director of WP LLC; Partner of WP
David C. Wenstrup                Member and Managing Director of WP LLC; Partner of WP
Jeremy S. Young (5)              Member and Managing Director of WP LLC
Rosanne Zimmerman                Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

------------------------

(1) Citizen of France

(2) Citizen of Japan

(3) Citizen of Korea

(4) Citizen of India

(5) Citizen of United Kingdom

(6) Citizen of Canada

(7) Citizen of Germany

(8) Citizen of Hong Kong

* New York limited liability company; primary activity is ownership interest in WP and WP LLC